

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via E-mail
Bradley M. Colby
President and Chief Executive Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

      Re: **Eternal Energy Corp.**
             Amendment No. 2 to Registration Statement on Form S-4
             Filed July 6, 2011
             File No. 333-173927

Dear Mr. Colby:

      We have reviewed your amended registration statement and letter dated July 6, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

General

1.   Please ensure that your response letter indicates precisely (by section, page number and for each of Eternal Energy and American Eagle) where revised disclosure may be found. This will help expedite our review.

2.   We note your response to comment 3 in our letter dated June 22, 2011 that oil and gas producing activities are not material for the years ended December 31, 2010 and 2009

and for the period ended March 31, 2011 for Eternal Energy and for the year ended April 30, 2010 for American Eagle Energy, it appears, in each case, because of the percentage of oil and gas properties to total assets. We note that Rule 4-10(a)(1) of Regulation S-X defines "oil and gas producing activities" as including:

- the search for crude oil, including condensate and natural gas liquids, or natural gas (oil and gas) in their natural states and original locations;

- the acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties; and

- the construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation and maintenance of field gathering and storage systems—including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage.

We also note from your disclosure elsewhere that each of Eternal Energy and American Eagle Energy's business consists entirely of oil and gas producing activities. In view of this, please revise your disclosure to provide the information required by Item 1200 of Regulation S-K (for each period referenced therein and for each of your properties as appropriate) or tell us why you do not need.

3.   In this regard, please tell us how you complied with Items 1202(a)(7), 1205 and 1208 of Regulation S-K.

Exhibit 99.2

4.   We note your response to comment 4 in our letter dated June 22, 2011. We note that the report is as of December 31, 2010 and is addressed only to Eternal Energy. Please obtain and file a report that is addressed to American Eagle. To the extent that the properties for which Exhibit 99.2 relates constitute the sole properties for which both Eternal Energy and American Eagle is required to report under Item 1200 of Regulation S-K, so state, and revise the report so that it addresses American Eagle.

5.   While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. In this regard, we note the related disclosure at pages F-29 and F-80.

6.   We note the statement the "report covers all of the Company's reserves as of December 31, 2010 which are located in southeastern Saskatchewan, Canada." Please revise to provide the proportion and percentage of the registrant's total reserves, including those not located in Saskatchewan, Canada, included in the report. See Item 1202(a)(8)(iii) and (iv) of Regulation S-K.

7.   We note the statement: "The oil price of $77.86/bbl represents the average monthly prices received in 2010." Please revise to identify the index on which such price was obtained.

8.   Please tell us how you complied with Item 1202(a)(8)(viii) of Regulation S-K.

9.   Please provide the basis for not filing a consent of MHA Petroleum Consultants LLC.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       Randolf W. Katz, Esq.
       Baker & Hostetler LLP
       600 Anton Boulevard, Suite 900
       Costa Mesa, California 92626